UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Manning & Napier, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

56382Q102

(CUSIP No.)

November 30, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56382Q102

1)	Name of Reporting Persons. I.R.S. Identification No.	WEG Sub Parent, LLC 87-2176320

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole voting power	2,612,413

	6)	Shared voting power	None

	7)	Sole dispositive power	2,612,413

	8)	Shared dispositive power	None

9)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,612,413

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row (9)	14.15%

12)	Type of reporting person.	HC

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Manning & Napier, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

290 Woodcliff Drive, Fairport, NY 14450

Item 2(a)	Name of Person Filing:

WEG Sub Parent, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

505 North Hwy 169, Suite 900, Plymouth, MN 55441

Item 2(c)	Citizenship:

Delaware

Item 2(d)	Title of Class of Securities:

Class A Common Stock, $0.01 par value per share

Item 2(e)	CUSIP Number:

56382Q102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control plan, in accordance with §240.13d-1(b)(1)(ii)(G). (Note: See Item 7).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Reference is made to Items 5-9 and 11 on the cover pages of this filing.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Various persons, including the series of investment company and separate client accounts for which NorthCrest Asset Management, LLC acts as investment adviser and separate client accounts for which Wealth Enhancement Advisory Services, LLC acts as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this Schedule. Not more than 5% of the class of securities that is the subject of this schedule is owned by any one client advised by NorthCrest Asset Management, LLC or Wealth Enhancement Advisory Services, LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Please see Exhibit A.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2021

WEG Sub Parent, LLC

/s/ Kelly Windorski
Name: Kelly Windorski
Title: Chief Financial Officer

Exhibit A

WEG Sub Parent, LLC is a Parent Holding Company and the indirect parent of the following subsidiaries, who are the beneficial owners of the number of securities which are the subject of this filing as set forth next to their names:

Wealth Enhancement Advisory Services, LLC (IA) – 2,492,413 shares

NorthCrest Asset Management, LLC (IA) – 120,000 shares